Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2018

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements 1H 2018, dated August 15, 2018, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: August 16, 2018	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President and Head of Corporate Financial Center

72%
54%
96%
82%

Condensed Consolidated Interim Financial Statements First half year 2018

The Hague, August 16, 2018

To help people achieve a lifetime of financial security

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	1

Unaudited

2

Condensed consolidated income statement
EUR millions	Notes	First half 2018	First half 2017

Premium income	4	9,929	11,479
Investment income	5	3,510	3,866
Fee and commission income		1,312	1,252
Other revenues		2	5
Total revenues		14,752	16,602
Income from reinsurance ceded	6	1,700	2,745
Results from financial transactions	7	948	9,332
Other income	8	-	327
Total income		17,401	29,006

Benefits and expenses	9	16,484	27,596
Impairment charges / (reversals)	10	19	10
Interest charges and related fees		231	205
Other charges	11	103	4
Total charges		16,837	27,815

Share in profit / (loss) of joint ventures		99	73
Share in profit / (loss) of associates		2	5
Income / (loss) before tax		665	1,268
Income tax (expense) / benefit		(174)	(362)
Net income / (loss)		491	907

Net income / (loss) attributable to:
Owners of Aegon N.V.		491	907
Non-controlling interests		-	-

Earnings per share (EUR per share)	18
Basic earnings per common share		0.21	0.41
Basic earnings per common share B		0.01	0.01
Diluted earnings per common share		0.21	0.41
Diluted earnings per common share B		0.01	0.01

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	3

Condensed consolidated statement of comprehensive income
EUR millions	First half 2018	First half 2017

Net income / (loss)	491	907

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(10)	1
Remeasurements of defined benefit plans	205	282
Income tax relating to items that will not be reclassified	(40)	(69)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(1,057)	1,563
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	42	(1,123)
Changes in cash flow hedging reserve	(159)	(755)
Movement in foreign currency translation and net foreign investment hedging reserve	368	(1,297)
Equity movements of joint ventures	6	(6)
Equity movements of associates	(5)	(2)
Disposal of group assets	36	-
Income tax relating to items that may be reclassified	225	175
Other	(4)	5
Total other comprehensive income / (loss) for the period	(393)	(1,228)
Total comprehensive income / (loss)	98	(322)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	99	(321)
Non-controlling interests	(1)	(1)

Unaudited

4

Condensed consolidated statement of financial position
		Jun. 30, 2018	Dec. 31, 2017
EUR millions	Notes

Assets
Cash and cash equivalents		9,585	10,768
Assets held for sale	26	-	5,249
Investments	12	138,105	137,172
Investments for account of policyholders	13	193,211	194,063
Derivatives	14	6,144	5,912
Investments in joint ventures		1,673	1,712
Investments in associates		303	308
Reinsurance assets		19,885	19,202
Deferred expenses	16	10,743	10,135
Other assets and receivables		7,599	10,137
Intangible assets	17	1,643	1,633
Total assets		388,891	396,291

Equity and liabilities
Shareholders’ equity		20,469	20,573
Other equity instruments	19	3,310	3,794
Issued capital and reserves attributable to owners of Aegon N.V.		23,779	24,366
Non-controlling interests		19	20
Group equity		23,798	24,386

Subordinated borrowings	20	1,335	764
Trust pass-through securities		131	133
Insurance contracts	21	112,815	110,818
Insurance contracts for account of policyholders	22	124,135	122,168
Investment contracts	23	17,490	16,943
Investment contracts for account of policyholders	24	71,745	74,434
Derivatives	14	6,122	7,130
Borrowings	25	13,421	13,635
Liabilities held for sale	26	-	5,003
Other liabilities		17,898	20,878

Total liabilities		365,092	371,904
Total equity and liabilities		388,891	396,291

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2018

At beginning of year	8,053	9,659	4,920	(1,669)	(390)	3,794	24,366	20	24,386

Net income / (loss) recognized in the income statement	-	491	-	-	-	-	491	-	491

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(10)	-	-	-	(10)	-	(10)
Remeasurements of defined benefit plans	-	-	-	205	-	-	205	-	205
Income tax relating to items that will not be reclassified	-	-	2	(42)	-	-	(40)	-	(40)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,057)	-	-	-	(1,057)	-	(1,057)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	42	-	-	-	42	-	42
Changes in cash flow hedging reserve	-	-	(159)	-	-	-	(159)	-	(159)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	53	(17)	332	-	368	-	368
Equity movements of joint ventures	-	-	-	-	6	-	6	-	6
Equity movements of associates	-	-	-	-	(5)	-	(5)	-	(5)
Disposal of group assets	-	-	-	-	36	-	36	-	36
Income tax relating to items that may be reclassified	-	-	246	-	(20)	-	225	-	225
Other	-	(3)	-	-	-	-	(3)	(1)	(4)
Total other comprehensive income	-	(3)	(883)	146	349	-	(392)	(1)	(393)
Total comprehensive income / (loss) for 2018	-	487	(883)	146	349	-	99	(1)	98

Issuance and purchase of (treasury) shares	-	137	-	-	-	-	137	-	137
Other equity instruments redeemed	-	2	-	-	-	(471)	(468)	-	(468)
Dividends paid on common shares	(119)	(167)	-	-	-	-	(286)	-	(286)
Coupons on non-cumulative subordinated notes	-	(11)	-	-	-	-	(11)	-	(11)
Coupons on perpetual securities	-	(46)	-	-	-	-	(46)	-	(46)

Incentive plans	-	-	-	-	-	(13)	(12)	-	(12)
At end of period	7,934	10,062	4,037	(1,523)	(42)	3,310	23,779	19	23,798

Six months ended June 30, 2017

At beginning of year	8,193	7,812	5,381	(1,820)	1,347	3,797	24,710	23	24,734

Net income / (loss) recognized in the income statement	-	907	-	-	-	-	907	-	907

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	282	-	-	282	-	282
Income tax relating to items that will not be reclassified	-	-	-	(69)	-	-	(69)	-	(69)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,563	-	-	-	1,563	-	1,563
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(1,123)	-	-	-	(1,123)	-	(1,123)
Changes in cash flow hedging reserve	-	-	(755)	-	-	-	(755)	-	(755)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(250)	61	(1,108)	-	(1,297)	-	(1,297)
Equity movements of joint ventures	-	-	-	-	(6)	-	(6)	-	(6)
Equity movements of associates	-	-	-	-	(2)	-	(2)	-	(2)
Income tax relating to items that may be reclassified	-	-	128	-	47	-	175	-	175
Other	-	5	-	-	-	-	5	(1)	5
Total other comprehensive income	-	5	(437)	274	(1,070)	-	(1,228)	(1)	(1,228)
Total comprehensive income / (loss) for 2017	-	912	(437)	274	(1,070)	-	(321)	(1)	(322)

Issuance and purchase of (treasury) shares	-	142	-	-	-	-	142	-	142
Dividends paid on common shares	(122)	(143)	-	-	-	-	(265)	-	(265)
Coupons on non-cumulative subordinated notes	-	(15)	-	-	-	-	(15)	-	(15)
Coupons on perpetual securities	-	(49)	-	-	-	-	(49)	-	(49)
Incentive plans	-	4	-	-	-	(19)	(15)	-	(15)
At end of period	8,071	8,663	4,944	(1,546)	278	3,779	24,188	23	24,211

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

6

Condensed consolidated cash flow statement
EUR millions	First half 2018	First half 2017

Cash flow from operating activities	(973)	728

Purchases and disposals of intangible assets	(16)	(4)
Purchases and disposals of equipment and other assets	(14)	(36)
Purchases and disposals of businesses and subsidiaries	12	(1,021)
Purchases, disposals and dividends joint ventures and associates	(70)	(4)
Cash flow from investing activities	(89)	(1,066)

Issuance of treasury shares	-	2
Dividends paid	(167)	(143)
Issuances, repurchases and coupons of perpetuals	(62)	(65)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(285)	(19)
Issuances and repayments of borrowings	106	2,231
Cash flow from financing activities	(407)	2,005

Net increase / (decrease) in cash and cash equivalents	(1,469)	1,668
Net cash and cash equivalents at January 1	11,026	11,347
Effects of changes in foreign exchange rates	28	(138)
Net cash and cash equivalents at end of period	9,585	12,876

Cash and cash equivalents	9,585	12,880
Bank overdrafts classified as other liabilities	-	(4)
Net cash and cash equivalents	9,585	12,876

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	7

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and -to a limited extent- banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs almost 26,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six months period ended, June 30, 2018 (first half 2018), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS-EU’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS-EU and should therefore be read together with the 2017 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2017. Aegon’s Annual Report for 2017 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the six-month period ended June 30, 2018, were approved by the Supervisory Board on August 15, 2018.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Unaudited

8

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2017 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2018 and have been endorsed by the European Union:

◆	IFRS 15 Revenue from Contracts with Customers, including Clarifications to IFRS 15 as issued in 2016;
◆	IFRS 2 Clarifications of Classification and measurement of Share Based Payments Transactions;
◆	IAS 40 Investment property, amendments regarding the transfer of property;
◆	IFRIC 22 Foreign currency transactions and advance consideration; and
◆	Annual improvements 2014-2016 Cycle.

None of these revised standards and interpretations are significantly impacting the financial position or the condensed consolidated interim financial statements.

For a complete overview of IFRS standards, published before January 1, 2018, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2017.

Future adoption of IFRS accounting standards

In May 2017, the IASB has issued IFRS 17 Insurance Contracts. IFRS 17 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2021. It aims to provide a more consistent accounting model for insurance contracts among entities issuing insurance contracts globally. The endorsement process of the European Union of the new standard has started in 2017. A final endorsement decision is not expected to be made in 2018.

Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, the IASB issued an amendment to IFRS 4 Insurance Contracts (the predecessor standard to IFRS 17) that provides for a qualifying insurer a temporary exemption that permits, but does not require, the insurer to apply IAS 39 Financial Instruments: Recognition and Measurement rather than IFRS 9 for annual periods beginning before January 1, 2021 (i.e. a temporary exemption of IFRS 9). This amendment was endorsed by the European Union in November 2017. As Aegon meets the requirements for the temporary exemption, it chose not to implement IFRS 9 until January 1, 2021.

IFRS 17, together with IFRS 9 Financial Instruments, will fundamentally change the accounting in IFRS financial statements of insurance companies. Aegon has started its implementation project on both standards. Aegon expects the impact of these standards to be significant.

In January 2016, the IASB issued IFRS 16 Leases. This Standard was endorsed by the European Union in October 2017. IFRS 16 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2019. Aegon is evaluating the impact that adoption of this Standard is expected to have on the Group’s financial statements.

Taxes

Taxes on income for the six-month period ended June 30, 2018, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	9

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at, and for the year ended, December 31, 2017.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

June 30, 2018	1	EUR	1.1676	0.8843

December 31, 2017	1	EUR	1.2008	0.8877
Weighted average exchange rates

			USD	GBP

Six months ended June 30, 2018	1	EUR	1.2113	0.8794

Six months ended June 30, 2017	1	EUR	1.0822	0.8596

Unaudited

10

3. Segment information

3.1. Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2018

Underlying earnings before tax geographically	602	318	69	41	7	435	31	83	(88)	-	1,064	26	1,090
Fair value items	(75)	81	(4)	-	-	76	(2)	-	(3)	-	(3)	(51)	(54)
Realized gains / (losses) on investments	(124)	39	21	2	-	61	(9)	2	3	-	(67)	(2)	(69)
Impairment charges	(17)	(4)	-	(1)	-	(4)	-	-	(5)	-	(26)	-	(26)
Impairment reversals	21	4	-	1	-	5	-	-	-	-	26	-	26
Other income / (charges)	(87)	27	(182)	(6)	(19)	(179)	(5)	(1)	(21)	-	(294)	1	(294)
Run-off businesses	(7)	-	-	-	-	-	-	-	-	-	(7)	-	(7)
Income / (loss) before tax	313	466	(97)	38	(12)	395	15	83	(113)	-	692	(27)	665
Income tax (expense) / benefit	(74)	(98)	-	(5)	(4)	(106)	(14)	(27)	21	-	(201)	27	(174)
Net income / (loss)	239	368	(97)	33	(16)	288	1	55	(92)	-	491	-	491
Inter-segment underlying earnings	(28)	(52)	(44)	(7)	(2)	(104)	(2)	98	37

Revenues
Life insurance gross premiums	3,392	902	3,900	205	116	5,124	440	-	4	(3)	8,956	(313)	8,644
Accident and health insurance	810	152	15	1	94	262	50	-	-	-	1,123	(24)	1,099
Property & casualty insurance	-	70	-	116	56	243	-	-	1	(1)	243	(56)	187
Total gross premiums	4,202	1,125	3,915	322	267	5,629	490	-	5	(4)	10,322	(393)	9,929
Investment income	1,494	1,109	765	24	18	1,915	128	3	135	(136)	3,539	(29)	3,510
Fee and commission income	951	98	105	24	7	234	30	326	-	(102)	1,440	(128)	1,312
Other revenues	2	-	-	-	-	-	1	1	2	-	5	(4)	2
Total revenues	6,650	2,332	4,785	370	292	7,779	649	330	141	(242)	15,307	(554)	14,752
Inter-segment revenues	-	1	-	-	-	1	-	102	139

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2017

Underlying earnings before tax geographically	653	273	68	36	6	383	23	69	(88)	1	1,041	25	1,067
Fair value items	(53)	(202)	(48)	-	-	(250)	-	-	30	-	(273)	(47)	(320)
Realized gains / (losses) on investments	29	147	6	2	-	156	(1)	2	-	-	187	(3)	183
Impairment charges	(11)	(2)	-	(3)	-	(4)	-	-	(2)	-	(18)	-	(18)

Impairment reversals	12	7	-	-	-	7	-	-	-	-	19	-	19
Other income / (charges)	226	(8)	80	-	-	72	-	(1)	-	-	297	-	297
Run-off businesses	41	-	-	-	-	-	-	-	-	-	41	-	41
Income / (loss) before tax	897	215	107	36	6	363	22	71	(60)	1	1,294	(25)	1,268
Income tax (expense) / benefit	(257)	(45)	(44)	(5)	(4)	(98)	(26)	(22)	15	-	(387)	25	(362)
Net income / (loss)	641	170	63	31	2	265	(4)	49	(45)	1	907	-	907
Inter-segment underlying earnings	(36)	(59)	(47)	(6)	(1)	(113)	(2)	114	37

Revenues
Life insurance gross premiums	3,832	1,052	4,474	203	105	5,835	552	-	4	(5)	10,217	(327)	9,890
Accident and health insurance	1,122	140	16	1	83	240	55	-	-	-	1,417	(15)	1,402
Property & casualty insurance	-	77	-	110	49	237	-	-	1	(1)	237	(49)	187
Total gross premiums	4,954	1,270	4,490	314	237	6,312	607	-	4	(5)	11,871	(392)	11,479
Investment income	1,810	1,117	796	24	18	1,955	125	2	156	(154)	3,893	(28)	3,866
Fee and commission income	802	175	122	20	7	324	30	300	-	(118)	1,336	(84)	1,252
Other revenues	2	-	-	-	3	3	-	-	2	-	8	(2)	5
Total revenues	7,567	2,561	5,409	357	266	8,593	762	301	162	(277)	17,108	(506)	16,602
Inter-segment revenues	-	-	-	-	-	-	2	118	157

3.2. Performance measure

3.2.1. Measurement of performance measure

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance measure

A non-IFRS performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.

Aegon believes that its non-IFRS performance measure, underlying earnings before tax, provides meaningful supplemental information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	11

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which management’s best estimate investment return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon in the Americas and the Netherlands are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in consumer loans, hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s best estimate investment return on assets. Based on current holdings and asset returns, management’s best estimate investment return on an annual basis is 3-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Unaudited

12

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities. For Aegon the Netherlands, the expected impairments on alternative assets classes (e.g. illiquid investments – including consumer loans and catastrophe bonds – and residential real estate) are allocated to underlying earnings in order to present management’s best estimate investment return in underlying earnings. Deviations from the expected impairments are presented as part of impairment charges / (reversals) in non-underlying earnings.

Other income or charges

Other income or charges includes: a) items which cannot be directly allocated to a specific line of business; b) the impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and c) items that are outside the normal course of business, including restructuring charges. In the condensed consolidated interim financial statements, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in Claims and Benefits in the IFRS income statement.

Run-off businesses

Includes results of business units where management in earlier years has decided to exit the market and to run-off the existing block of business. This line only includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, the life reinsurance business and the bank-owned and corporate-owned life insurance (BOLI/COLI) business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

3.2.2. Change in measurement of performance measure

Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Previously, direct returns on these investments were reported as part of underlying earnings before tax and the fair value movements were reported as part of Fair value items. From January 1, 2018, fair value items include the over- or underperformance for the real estate investments of Aegon the Netherlands, for which ‘management’s best estimate’ is included in underlying earnings before tax. In addition, Aegon the Netherlands started to record its management’s best estimate investment return on consumer loan investments (net of expected impairments) in underlying earnings before tax, where previously the gross returns were recorded in underlying earnings before tax and the impairments in the impairment line. All other alternative investments are reported similarly with ‘management’s best estimate investment return’ being included in underlying earnings before tax and the over- or underperformance in Fair value items.

For segment reporting purposes, the impact of this change in measurement on full year 2017 was an increase in consolidated underlying earnings before tax of EUR 37 million and a decrease in fair value items of EUR 61 million and a decrease in impairment charges of EUR 24 million. For the first half of 2017, the impact was an increase of EUR 19 million of underlying earnings, a decrease of EUR 29 million of fair value items and a decrease of EUR 10 million of impairment charges. There is no impact on net income in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note. The presentation of the items in the IFRS income statement remains unchanged and continue to be part of the line ‘Investment income’.

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	13

3.3. Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

											EUR millions

June 30, 2018	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total
Investments
Shares	577	1,161	4	66	11	1,241	7	3	126	-	1,955
Debt securities	52,784	21,922	1,515	672	670	24,780	5,418	10	3	-	82,995
Loans	9,279	31,618	-	264	46	31,927	15	-	13	-	41,235
Other financial assets	8,735	27	414	5	-	447	56	156	13	-	9,406
Investments in real estate	612	1,884	-	4	15	1,902	-	-	-	-	2,514
Investments general account	71,986	56,612	1,933	1,011	742	60,298	5,497	169	155	-	138,105
Shares	-	9,001	15,578	206	14	24,800	-	-	-	(6)	24,794
Debt securities	2,081	12,120	7,663	185	8	19,976	-	-	-	-	22,058
Unconsolidated investment funds	100,642	847	34,248	779	84	35,958	108	-	-	-	136,708
Other financial assets	301	4,067	4,630	9	1	8,707	-	-	-	-	9,007
Investments in real estate	-	-	644	-	-	644	-	-	-	-	644
Investments for account of policyholders	103,024	26,036	62,763	1,181	106	90,085	108	-	-	(6)	193,211

Investments on balance sheet	175,010	82,648	64,696	2,191	848	150,383	5,605	169	155	(6)	331,317
Off balance sheet investments third parties	214,825	1,735	116,586	5,193	533	124,047	2,765	152,441	-	(852)	493,226
Total revenue generating investments	389,835	84,383	181,282	7,385	1,380	274,430	8,370	152,610	155	(858)	824,543
Investments
Available-for-sale	57,472	20,323	1,867	731	681	23,601	5,460	149	20	-	86,702
Loans	9,279	31,618	-	264	46	31,927	15	-	13	-	41,235
Financial assets at fair value through profit or loss	107,647	28,824	62,185	1,193	106	92,308	130	20	122	(6)	200,221
Investments in real estate	612	1,884	644	4	15	2,546	-	-	-	-	3,158
Total investments on balance sheet	175,010	82,648	64,696	2,191	848	150,383	5,605	169	155	(6)	331,317

Investments in joint ventures	3	917	-	-	483	1,400	142	127	1	-	1,673
Investments in associates	69	76	8	6	-	90	11	124	8	-	303
Other assets	35,571	13,248	3,057	344	190	16,826	2,553	375	29,914	(29,651)	55,599
Consolidated total assets	210,653	96,889	67,760	2,541	1,520	168,699	8,312	795	30,078	(29,657)	388,891

											EUR millions
December 31, 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total
Investments
Shares	567	859	5	54	5	924	1	2	57	-	1,551
Debt securities	54,535	21,411	1,779	712	646	24,548	5,252	9	-	-	84,344
Loans	8,831	30,557	-	275	54	30,886	6	-	13	-	39,736
Other financial assets	8,904	21	228	10	-	259	67	146	20	-	9,395
Investments in real estate	633	1,495	-	4	15	1,513	-	-	-	-	2,147
Investments general account	73,469	54,343	2,011	1,055	720	58,130	5,326	157	91	-	137,172
Shares	-	9,262	15,856	244	14	25,376	-	-	-	(6)	25,370
Debt securities	3,116	13,370	8,125	216	9	21,720	-	-	-	-	24,836
Unconsolidated investment funds	99,426	276	33,476	873	81	34,706	-	-	-	-	134,132
Other financial assets	422	3,788	4,850	11	1	8,650	-	-	-	-	9,072
Investments in real estate	-	-	655	-	-	655	-	-	-	-	655
Investments for account of policyholders	102,964	26,697	62,961	1,343	105	91,105	-	-	-	(6)	194,063

Investments on balance sheet	176,434	81,040	64,972	2,398	825	149,235	5,326	157	91	(6)	331,236
Off balance sheet investments third parties	212,736	1,759	114,906	5,709	528	122,902	2,718	143,923	-	(981)	481,297
Total revenue generating investments	389,170	82,799	179,878	8,107	1,353	272,137	8,043	144,079	91	(987)	812,533
Investments
Available-for-sale	59,459	19,841	2,007	756	651	23,256	5,299	137	20	-	88,170
Loans	8,831	30,557	-	275	54	30,886	6	-	13	-	39,736
Financial assets at fair value through profit or loss	107,511	29,147	62,310	1,363	105	92,925	21	20	57	(6)	200,528
Investments in real estate	633	1,495	655	4	15	2,168	-	-	-	-	2,801
Total investments on balance sheet	176,434	81,040	64,972	2,398	825	149,235	5,326	157	91	(6)	331,236

Investments in joint ventures	6	1,008	-	-	480	1,488	118	99	1	-	1,712
Investments in associates	77	74	7	6	-	88	14	122	8	-	308
Other assets	35,728	15,221	8,352	383	189	24,131	2,347	242	29,836	(29,263)	63,034
Consolidated total assets	212,245	97,343	73,331	2,787	1,494	174,941	7,805	620	29,936	(29,270)	396,291

Unaudited

14

4. Premium income and premiums paid to reinsurers

EUR millions	First half 2018	First half 2017

Premium income
Life insurance	8,644	9,890
Non-life insurance	1,285	1,590
Total premium income	9,929	11,479
Accident and health insurance	1,099	1,402
Property & casualty insurance	187	187
Non-life Insurance premium income	1,285	1,590

Premiums paid to reinsurers [1]
Life insurance	1,293	1,813
Non-life insurance	75	120
Total premiums paid to reinsurers	1,369	1,933
Accident and health insurance	70	114
Property & casualty insurance	5	6
Non-life Insurance paid to reinsurers	75	120

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 9 - Benefits and expenses.

Premium income has decreased in the first half of 2018 mainly driven by a reduction of upgraded Life insurance policies to the retirement platform in the UK, which represents EUR 1,771 million (First half 2017: EUR 2,193 million) of the total premium income Life insurance. In addition, there is an additional negative impact from foreign exchange rates translation adjustments and product exits in Non-life insurance.

The decrease of EUR 0.5 billion in Premium paid to reinsurers Life compared to first half 2017 is mainly driven by the divestment of the pay-out annuity and BOLI/COLI businesses in the Americas and annuity portfolio in the United Kingdom, in 2017. In addition, the balance is affected by currency translation adjustments.

5. Investment income

EUR millions	First half 2018	First half 2017

Interest income	2,799	3,148
Dividend income	643	650
Rental income	68	68
Total investment income	3,510	3,866

Investment income related to general account	2,523	2,828
Investment income for account of policyholders	987	1,037

Total	3,510	3,866

The decrease in investment income for the first half of 2018, mainly relates to a decrease in interest income driven by investment markets in the US and also specifically by the unfavorable currency translation effect.

6. Income from reinsurance ceded

The income from reinsurance ceded decreased by EUR 1,045 million for the first half of 2018 compared to the first half of 2017. This is mainly the result of the reinsurance transactions related to the pay out annuity business and BOLI/COLI in the US and the annuity business in the UK which occurred in 2017.

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	15

7. Results from financial transactions

EUR millions	First half 2018	First half 2017

Net fair value change of general account financial investments at FVTPL other than derivatives	(12)	84
Realized gains /(losses) on financial investments	(70)	220
Gains /(losses) on investments in real estate	118	50
Net fair value change of derivatives	106	(1,296)
Net fair value change on for account of policyholder financial assets at FVTPL	752	10,267
Net fair value change on investments in real estate for account of policyholders	11	15
Net foreign currency gains /(losses)	26	(7)
Net fair value change on borrowings and other financial liabilities	17	-
Realized gains /(losses) on repurchased debt	-	(1)
Total	948	9,332

The decrease in results from financial transactions is driven by the lower net fair value change on for account of policyholder financial assets at FVTPL for the first half of 2018 compared to the first half of 2017. The decrease is mainly driven by equity markets and interest rate movements. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 9 Benefits and expenses.

8. Other income

Other income in the first half of 2017 mainly related to a book gain of EUR 231 million (USD 250 million) related to the divestment of the payout annuity business and the Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the US. Furthermore, a release of an expense reserve of EUR 82 million (GBP 71 million) was recorded that was embedded in the liabilities for insurance contracts following the completion of the Part VII transfer of the annuities business to Rothesay Life. An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties (including reinsurance).

9. Benefits and expenses

EUR millions	First half 2018	First half 2017

Claims and benefits	14,665	25,845
Employee expenses	1,049	1,159
Administration expenses	688	719
Deferred expenses	(417)	(521)
Amortization charges	500	395
Total	16,484	27,596

The following table provides an analysis of “claims and benefits”:

EUR millions	First half 2018	First half 2017

Benefits and claims paid life	9,974	11,723
Benefits and claims paid non-life	846	1,000
Change in valuation of liabilities for insurance contracts	3,517	10,798
Change in valuation of liabilities for investment contracts	(2,262)	(976)
Other	(8)	(23)
Policyholder claims and benefits	12,066	22,523
Premium paid to reinsurers	1,369	1,933
Profit sharing and rebates	11	12
Commissions	1,219	1,377
Total	14,665	25,845

Unaudited

16

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at FVTPL included in Results from financial transactions (note 7) of EUR 752 million for the first half of 2018 (First half 2017: EUR 10,267 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes an increase of technical provisions for life insurance contracts of EUR 793 million (First half 2017: decrease of EUR 355 million).

10. Impairment charges/(reversals)

EUR millions	First half 2018	First half 2017

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	30	28
Impairment reversals on financial assets, excluding receivables	(26)	(19)
Impairment charges / (reversals) on non-financial assets and receivables	16	1
Total	19	10

Impairment charges on financial assets, excluding receivables, from:
Shares	3	-
Debt securities and money market instruments	1	11
Loans	20	14
Investments in associates	6	2
Total	30	28

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(19)	(11)
Loans	(6)	(7)
Other	(1)	(1)
Total	(26)	(19)

Impairment charges/(reversals) on non-financial assets and receivables increased to EUR 16 million in the first half of 2018 (First half 2017: EUR 1 million) due to updated valuations on various real estate properties in the Americas.

11. Other charges

Other charges of EUR 103 million mainly relate to the loss of EUR 93 million (GBP 82 million) from the divestment of Aegon Ireland Plc For more details on the divestment of Aegon Ireland Plc. refer to note 29 Acquisitions/divestments.

12. Investments

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Available-for-sale (AFS)	86,702	88,170
Loans	41,235	39,736
Financial assets at fair value through profit or loss (FVTPL)	7,653	7,119
Financial assets, for general account, excluding derivatives	135,591	135,026
Investments in real estate	2,514	2,147
Total investments for general account, excluding derivatives	138,105	137,172

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	17

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	517	1,438	-	1,955
Debt securities	79,069	3,926	-	82,995
Money market and other short-term investments	6,152	308	-	6,460
Mortgages loans	-	-	35,091	35,091
Private loans	-	-	3,870	3,870
Deposits with financial institutions	-	-	149	149
Policy loans	-	-	1,932	1,932
Other	964	1,982	192	3,138
June 30, 2018	86,702	7,653	41,235	135,591

	AFS	FVTPL	Loans	Total

Shares	490	1,062	-	1,551
Debt securities	80,200	4,144	-	84,344
Money market and other short-term investments	6,690	119	-	6,809
Mortgages loans	-	-	33,930	33,930
Private loans	-	-	3,642	3,642
Deposits with financial institutions	-	-	139	139
Policy loans	-	-	1,897	1,897
Other	791	1,795	127	2,713
December 31, 2017	88,170	7,119	39,736	135,026

13. Investments for account of policyholders

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Shares	24,794	25,370
Debt securities	22,058	24,836
Money market and short-term investments	2,074	2,340
Deposits with financial institutions	2,980	2,946
Unconsolidated investment funds	136,708	134,132
Other	3,953	3,786
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	192,568	193,409
Investment in real estate	644	655
Total investments for account of policyholders	193,211	194,063

14. Derivatives

The movements in fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position mainly result from changes in interest rates and other market movements during the period, as well as purchases, disposals and maturities.

Unaudited

18

15. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at June 30, 2018
Financial assets carried at fair value
Available-for-sale investments
Shares	77	162	278	517
Debt securities	25,310	52,359	1,400	79,069
Money markets and other short-term instruments	1,522	4,630	-	6,152
Other investments at fair value	-	365	598	964
Total Available-for-sale investments	26,909	57,517	2,276	86,702
Fair value through profit or loss
Shares	228	247	963	1,438
Debt securities	1,854	2,068	4	3,926
Money markets and other short-term instruments	17	291	-	308
Other investments at fair value	1	636	1,345	1,982
Investments for account of policyholders [1]	114,567	76,238	1,762	192,568
Derivatives	31	6,054	59	6,144
Total Fair value through profit or loss	116,698	85,534	4,133	206,365
Total financial assets at fair value	143,607	143,051	6,410	293,068
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	36,359	203	36,562
Borrowings [3]	-	532	-	532
Derivatives	97	4,570	1,455	6,122
Total financial liabilities at fair value	97	41,461	1,658	43,216

As at December 31, 2017
Financial assets carried at fair value
Available-for-sale investments
Shares	51	151	288	490

Debt securities	26,338	52,415	1,447	80,200
Money markets and other short-term instruments	1,664	5,026	-	6,690
Other investments at fair value	-	208	583	791
Total Available-for-sale investments	28,053	57,800	2,318	88,170
Fair value through profit or loss
Shares	226	232	604	1,062
Debt securities	1,964	2,175	4	4,144
Money markets and other short-term instruments	17	102	-	119
Other investments at fair value	1	539	1,255	1,795
Investments for account of policyholders [1]	115,323	76,302	1,784	193,409
Derivatives	68	5,787	57	5,912
Total Fair value through profit or loss	117,599	85,137	3,705	206,440
Total financial assets at fair value	145,652	142,937	6,022	294,610
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	36,950	219	37,169
Borrowings [3]	-	536	-	536
Derivatives	34	5,251	1,845	7,130
Total financial liabilities at fair value	34	42,738	2,064	44,835

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	19

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six month period ended June 30, 2018.

Fair value transfers
EUR millions	First half 2018		Full Year 2017
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Shares	-	-	1	1
Debt securities	-	-	12	-
Money markets and other short-term instruments	-	-	-	1,664
Total	-	-	13	1,666
Fair value through profit or loss
Shares	-	-	124	19
Investments for account of policyholders	-	(5)	12	30
Total	-	(5)	136	49
Total financial assets at fair value	-	(4)	149	1,714
Financial liabilities carried at fair value
Investment contracts for account of policyholders	-	-	1	-
Total financial liabilities at fair value	-	-	1	-

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Unaudited

20

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2018	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	June 30, 2018	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2018 ³
Financial assets carried at fair value available-for-sale investments
Shares	288	13	(2)	7	(36)	-	6	2	-	-	-	278	-
Debt securities	1,447	24	17	305	(46)	(247)	32	1	26	(160)	-	1,400	-
Other investments at fair value	583	(65)	12	65	(9)	(7)	17	2	-	-	-	598	-
	2,318	(27)	27	377	(90)	(255)	55	6	26	(160)	-	2,276	-

Fair value through profit or loss
Shares	604	50	-	321	(50)	-	2	35	-	-	-	963	51
Debt securities	4	-	-	-	-	-	-	-	-	-	-	4	-
Other investments at fair value	1,255	42	-	138	(131)	-	37	-	63	(59)	-	1,345	44
Investments for account of policyholders	1,784	25	-	138	(251)	-	6	56	4	-	-	1,762	31
Derivatives	57	79	-	-	(78)	-	-	-	-	-	-	59	82
	3,705	195	-	597	(509)	-	45	92	67	(59)	-	4,133	208

Financial liabilities carried at fair value
Investment contracts for account of policyholders	219	(5)	-	-	(13)	-	2	-	-	-	-	203	2
Derivatives	1,845	(396)	-	-	8	-	(2)	-	-	-	-	1,455	(407)
	2,064	(402)	-	-	(4)	-	-	-	-	-	-	1,658	(405)

EUR millions	January 1, 2017	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	December 31, 2017	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2017 ³
Financial assets carried at fair value available-for-sale investments
Shares	393	54	(46)	68	(112)	(35)	(34)	-	-	-	-	288	-
Debt securities	1,966	39	(2)	678	(149)	(890)	(186)	-	203	(211)	-	1,447	-
Other investments at fair value	754	(112)	(109)	194	(48)	(9)	(87)	-	1	-	-	583	-
	3,112	(19)	(158)	939	(309)	(935)	(307)	-	205	(211)	-	2,318	-

Fair value through profit or loss
Shares	50	(11)	-	583	(18)	-	-	-	-	-	-	604	(11)
Debt securities	6	-	-	-	-	-	(1)	-	-	-	-	4	1
Other investments at fair value	1,257	23	-	378	(350)	-	(162)	-	341	(233)	-	1,255	20
Investments for account of policyholders	1,726	11	-	671	(622)	-	(27)	-	32	(8)	-	1,784	30

Derivatives	108	(33)	-	-	-	-	(2)	(16)	-	-	-	57	(21)
	3,146	(10)	-	1,633	(989)	-	(191)	(16)	374	(241)	-	3,705	19

Financial liabilities carried at fair value
Investment contracts for account of policyholders	176	7	-	60	(21)	-	(12)	-	10	(2)	-	219	(2)
Derivatives	2,467	(828)	-	-	300	-	(75)	10	-	-	(30)	1,845	(745)
	2,643	(821)	-	60	279	-	(87)	10	10	(2)	(30)	2,064	(747)

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first six months of 2018, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 93 million (FY 2017: EUR 588 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2018, Aegon transferred EUR 219 million (FY 2017: EUR 454 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	21

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Valuation technique [1]	Carrying amount June 30, 2018	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	Net asset value [4]	235	n.a.	n.a.
	Other	43	n.a.	n.a.
		278
Debt securities
	Broker quote	1,062	n.a.	n.a.
	Discounted cash flow	19	Credit spread	3.45%
	Other	319	n.a.	n.a.
		1,400
Other investments at fair value
Tax credit investments	Discounted cash flow	533	Discount rate	6.0%
Investment funds	Net asset value [4]	37	n.a.	n.a.
Other	Other	28	n.a.	n.a.
June 30, 2018		598

Fair value through profit or loss
Shares	Other	963	n.a.	n.a.
Debt securities	Other	4	n.a.	n.a.
		967
Other investments at fair value
Investment funds	Net asset value [4]	1,330	n.a.	n.a.
Other	Other	15	n.a.	n.a.
		1,345
Derivatives
Longevity swap	Discounted cash flow	46	Mortality	n.a.
Other	Other	11	n.a.	n.a.
June 30, 2018		57
Total financial assets at fair value [3]		4,645
Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	Discounted cash flow	1,442	Own Credit spread	0.25% - 0.35% (0.25%)
Longevity swap	Discounted cash flow	5	Mortality	n.a.
Other	Other	8	n.a.	n.a.
Total financial liabilities at fair value		1,455

[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.
[3]

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 2 million.

[4]	Net asset value is considered the best approximation to the fair value of these financial instruments.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2017. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

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22

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 206 million (December 31, 2017: EUR 204 million) that are measured at par and which are reported as part of Net asset value in the column Valuation technique. FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 3.5% (December 31, 2017: 2.6%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its Government debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments increased to 6.0% (December 31, 2017: 5.8%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	23

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.3% (December 31, 2017: 0.2%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

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24

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2017.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2018	Total estimated fair value June 30, 2018	Carrying amount December 31, 2017	Total estimated fair value December 31, 2017
Assets
Mortgage loans - held at amortized cost	35,091	39,066	33,930	38,076
Private loans - held at amortized cost	3,870	4,450	3,642	4,181
Other loans - held at amortized cost	2,273	2,273	2,164	2,164

Liabilities
Subordinated borrowings - held at amortized cost	1,335	1,434	764	953
Trust pass-through securities - held at amortized cost	131	131	133	137
Borrowings - held at amortized cost	12,889	13,263	13,099	13,499
Investment contracts - held at amortized cost	17,246	17,447	16,665	17,031

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Deferred expenses

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	10,293	9,688
Deferred cost of reinsurance	28	41
Deferred transaction costs for investment management services	422	406
Total deferred expenses	10,743	10,135

Deferred expenses are predominantly impacted by regular amortizations, adjustments for differences between projections versus realization of deferral schemes and changes in foreign exchange rates.

17. Intangible assets

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Goodwill	296	293
VOBA	1,160	1,153
Future servicing rights	94	99
Software	59	51
Other	33	36
Total intangible assets	1,643	1,633

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	25

18. Share capital

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Share capital - par value	322	322
Share premium	7,612	7,731
Total share capital	7,934	8,053

Share capital - par value
Balance at January 1	322	319
Dividend	-	3
Balance	322	322

Share premium
Balance at January 1	7,731	7,873
Share dividend	(119)	(142)
Balance	7,612	7,731

Basic and diluted earnings per share

EUR millions	First half 2018	First half 2017

Earnings per share (EUR per share)
Basic earnings per common share	0.21	0.41
Basic earnings per common share B	0.01	0.01
Diluted earnings per common share	0.21	0.41
Diluted earnings per common share B	0.01	0.01

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	491	907
Coupons on other equity instruments	(57)	(64)
Earnings attributable to common shares and common shares B	434	843

Earnings attributable to common shareholders	431	837
Earnings attributable to common shareholders B	3	6

Weighted average number of common shares outstanding (in millions)	2,032	2,028
Weighted average number of common shares B outstanding (in millions)	570	569

Final dividend 2017

It was decided at the Annual General Meeting of Shareholders on May 18, 2018, to pay a final dividend for the year 2017 of EUR 0.14 per common share. After taking into account the interim dividend 2017 of EUR 0.13 per common share, this resulted in a total 2017 dividend of EUR 0.27 per common share. Final dividend for the year and total 2017 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

The final dividend 2017 was paid in cash or stock at the election of the shareholder. The value of the stock dividend and the cash dividend are approximately equal in value and 42% of shareholders elected to receive the stock dividend. Those who elected to receive a stock dividend received one Aegon common share for every 39 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 11, 2018 up to and including June 15, 2018. The average share price calculated on this basis amounted to EUR 5.4174. The dividend was paid as of June 22, 2018.

19. Other equity instruments

Other equity instruments decreased by EUR 484 million in the first half of 2018 to EUR 3,310 million compared to December 31, 2017. This is mainly driven by EUR 200 million 6% junior perpetual capital securities, which were reclassified to Other liabilities following the announcement on May 24, 2018 to redeem the instruments. The redemption of these securities became effective on July 23, 2018, when the aggregate principal amount of EUR 200 million was repaid.

Furthermore, effective May 15, 2018 USD 525 million non-cumulative subordinated notes were redeemed. These notes were recognized as compound instruments and separated into an equity component and a liability component. Prior to redemption, the equity component had a book value of EUR 271 million. Refer to note 20 Subordinated borrowings for the disclosure on the liability component

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26

20. Subordinated borrowings

Subordinated borrowings has increased by EUR 0.6 billion to EUR 1.3 billion compared to December 31, 2017, mainly driven by the issuance of subordinated debt securities for the aggregated principal amount of USD 800 million (EUR 685 million). The newly issued subordinated debt securities have a fixed coupon of 5.5% until the first call date and floating thereafter with a margin including a 100 basis points step-up. The securities are first callable on April 11, 2028 and maturing on April 11, 2048.

As disclosed in note 19 Other equity instruments, Aegon redeemed its USD 525 million non-cumulative subordinated notes resulting in a decrease of the liability component of EUR 69 million.

21. Insurance contracts

Insurance contracts increased by EUR 2.0 billion to EUR 112.8 billion compared to December 31, 2017 mainly due to changes in foreign exchange rates.

22. Insurance contracts for account of policyholders

Insurance contracts for account of policyholders increased by EUR 2.0 billion to EUR 124.1 billion compared to December 31, 2017 mainly due to changes in foreign exchange rates.

23. Investment contracts

Investment contracts increased by EUR 0.5 billion to EUR 17.5 billion compared to December 31, 2017 mainly due to increased Savings Accounts in the Netherlands and changes in foreign exchange rates.

24. Investment contracts for account of policyholders

Investment contracts for account of policyholders decreased by EUR 2.7 billion to EUR 71.7 billion compared to December 31, 2017 mainly due to the upgraded Life insurance policies to the retirement platform in the UK and impact from changes in foreign exchange rates.

25. Borrowings

EUR millions	Jun. 30, 2018	Dec. 31, 2017

Capital funding	2,279	2,280
Operational funding	11,142	11,355
Total borrowings	13,421	13,635

Included in borrowings is EUR 532 million relating to borrowings measured at fair value (December 31, 2017: EUR 536 million). During the first six months of 2018, the operational funding decreased by EUR 0.2 billion mainly due to the redemption of Saecure 13 of EUR 0.7 billion, partly offset by an increase in other mortgage funding of EUR 0.5 billion.

26. Assets and Liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon, or a sale is highly probable at the balance sheet date but for which the transaction has not yet fully closed. Following the completion of the sale of Aegon Ireland Plc on April 3, 2018, the assets and liabilities of Aegon Ireland Plc are no longer reported as held for sale per June 30, 2018 (refer to note 29 Acquisitions /divestments for details on the transaction).

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	27

27. Capital management and solvency

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. The available own funds number reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

The below table provides the composition of Aegon’s available own funds across Tiers:

	June 30, 2018 Available own funds	December 31, 2017 Available own funds

Tier 1 - unrestricted	11,897	10,428
Tier 1 - restricted	3,376	3,540
Tier 2	1,447	1,213
Tier 3	372	448
Total available own funds	17,092	15,628

Tier 1 unrestricted capital improved compared to December 31, 2017. The increase in Tier 1 unrestricted capital amounted to EUR 1,469 million, and is mainly driven by normalized capital generation, favorable market impacts and management actions. The restricted Tier 1 capital has decreased by EUR 164 million, mainly due to the reclassification of the EUR 200 million Junior Perpetual Capital Securities (Market value at June 30, 2018: EUR 211 million) to liabilities following the announcement on May 24, 2018 to redeem the instrument.

Tier 2 capital increased by EUR 234 million mainly as a result of issuance and a call of capital instruments during the first half year of 2018. The USD 800 million (Market value at June 30, 2018: EUR 690 million) Tier 2 subordinated debt securities were issued to replace grandfathered Tier 2 capital USD 525 million (Market value: EUR 442 million) which were redeemed.

Tier 3 capital as of June 30, 2018 is comprised of deferred tax assets balances related to Solvency II entities

IFRS-EU equity compared to Solvency II own funds
EUR millions	June 30, 2018	December 31, 2017

Shareholders’ Equity	20,469	20,573
IFRS adjustments for Other Equity Instruments and non controlling interests	3,330	3,813
Group Equity	23,798	24,386
Solvency II revaluations	(4,349)	(5,701)
Transferability restrictions [1]	(1,787)	(1,758)
Excess of Assets over Liabilities	17,662	16,927
Availability adjustments	116	(606)
Fungibility restrictions [2]	(686)	(693)
Available own funds	17,092	15,628

1 This includes the transferability restriction related to the new RBC CAL conversion methodology.

2 Amongst others, this contains the exclusion of Aegon Bank.

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28

The Solvency II revaluations of EUR 4,349 million negative (2017: EUR 5,701 million negative) stem from the difference in valuation between IFRS-EU and Solvency II frameworks. The change in Solvency II revaluations per June 30, 2018 compared to December 31, 2017 is mainly driven by rising interest rates and widening credit spreads in the first half of 2018, reducing the revaluation reserves in Aegon US.

The Solvency II revaluations can be grouped into three categories:

◆

Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 1,953 million negative, December 31, 2017: EUR 2,019 million negative);

◆

Items that have a different valuation treatment between IFRS-EU and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS-EU also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables and Technical provisions. The revaluation difference stemming from this category amounted to EUR 3,137 million positive (December 31, 2017: EUR 2,339 million positive) compared to the IFRS-EU Statement of Financial Position;

◆

The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation (D&A) method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 5,533 million negative (2017: EUR 6,019 million negative) compared to the IFRS-EU Statement of Financial Position.

The increase of EUR 723 million in availability adjustments compared to December 31, 2017 is mainly related to the issuance of Solvency II compliant capital instrument. During the first half year of 2018, USD 800 million (Market value at June 30, 2018: EUR 690 million) Tier 2 subordinated debt securities was issued to replace the grandfathered Tier 2 capital.

28. Commitments and contingencies

There have been no material changes in contingent assets and liabilities as reported in the 2017 consolidated financial statements of Aegon.

29. Acquisitions/Divestments

Aegon Ireland

On April 3, 2018, Aegon completed the sale of Aegon Ireland plc to Athora Holding Ltd.. The net proceeds of the transaction amounted to approximately GBP 170 million (EUR 195 million). The divestment led to a book loss of approximately GBP 82 million (EUR 93 million), reported in Other charges (note 11). This divestment has no material impact on underlying earnings before tax going forward. Upon disposal an amount of GBP 31 million (EUR 36 million) related to the foreign currency translation and net foreign investment hedging reserve have been reclassified from Other Comprehensive Income into the income statement.

Aegon Hungary

Aegon entered into a series of agreements under which it disposed of its Hungarian mortgage business, captured in a separate legal entity. The sale is expected to be completed by the second half of 2018. The result on sale is not material. This divestment has no material impact on underlying earnings before tax going forward.

30. Post reporting date events

On July 1, 2018, the legal transfer of the BlackRock Life Limited’s Defined Contribution and investment platform business to Scottish Equitable plc was completed following the approval of the High Court on June 21, 2018, in accordance with Part VII of the Financial Services and Markets Act 2000.

On July 3, 2018, Aegon agreed to expand its joint venture arrangement with Banco Santander in Spain and will pay an upfront consideration of EUR 215 million and an additional amount of up to EUR 75 million to be paid after 5 years, depending on the performance of the partnership. The consideration will be funded from Holding excess cash. The final terms (including closing and date of payment) of the transaction are subject to due diligence, regulatory approval, several other conditions and to the process of terminating the existing alliances of Banco Popular.

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29

On July 16, 2018, Aegon announced the acquisition of Robidus, a leading income protection service provider in the Netherlands, from Avedon Capital Partners. Under the terms of the agreement, Aegon will acquire approximately 95% of the company with the remainder to be retained by Robidus’ management team. The transaction is expected to close well before year end, subject to works council advice and competition authority clearance. The acquisition price amounts to EUR 105 million.

On July 23, 2018, Aegon redeemed the EUR 200 million 6% perpetual capital securities. The aggregate principal amount of EUR 200 million has been repaid together with any accrued and unpaid interest. As of June 30, 2018 this amount has been reclassified from Other equity instruments to Other liabilities which has also impacted the capital management and solvency position (refer to note 27 for further detail).

On August 7, 2018, Aegon agreed to divest the last substantial block of its US life reinsurance business to SCOR Global Life. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries will reinsure approximately USD 700 million of liabilities through SCOR. The transaction covers the block of life reinsurance business that Transamerica retained after it divested the vast majority of its life reinsurance business to SCOR in 2011 and 2017. It is expected that the transaction has a one-time benefit of approximately USD 50 million on Transamerica’s capital position.

Between July 2, 2018 and August 10, 2018, Aegon has completed the share buyback program to neutralize the dilutive effect of the 2017 final dividend paid in shares, and repurchased a total of 21,954,140 common shares.

On August 15, 2018, Aegon has agreed to sell its business in Czech Republic and Slovakia for EUR 155 million to NN Group. The business consists mainly of unit linked life insurance coverage, term life products and pension services. Based on the book value as of December 31, 2017 and taking into account dividends paid in 2018, the book gain is expected to amount to approximately EUR 80 million and will be reported in Other income upon completion. As a consequence of this transaction, annual income before tax and underlying earnings before tax will decrease. In 2017, the underlying earnings before tax of the combined operations amounted to EUR 16 million. The transaction is subject to customary regulatory approvals, and is expected to close early 2019.

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Condensed Consolidated Interim Financial Statements First half year 2018	30

Management statement

The interim report for the six months period ended June 30, 2018, consists of the condensed consolidated interim financial statements, the first half 2018 results release and this responsibility statement by the Company’s Executive Board. The information in this interim report is unaudited.

The Executive Board is responsible for preparing the condensed consolidated interim financial statements in accordance with Dutch law and IAS 34, Interim Financial Reporting, as adopted by the European Union.

The Executive Board declares that, to the best of its knowledge, the condensed consolidated interim financial statements which have been prepared in accordance with lAS 34, Interim Financial Reporting, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial condition and profit or loss of Aegon N.V. and the undertakings included in the consolidation as a whole and that the first half 2018 results release includes a fair review of the information required pursuant to section 5:2Sd, subsections 8 and 9 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

The Hague, August 15, 2018

Alexander R. Wynaendts

Chairman of the Executive Board and CEO

Matthew J. Rider

Member of the Executive Board and CFO

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31

Review report

To: The Supervisory Board of Aegon N.V.

Introduction

We have reviewed the accompanying condensed consolidated interim financial information for the six-month period ended June 30, 2018 of Aegon N.V., the Hague, which comprises the condensed consolidated statement of financial position as at June 30, 2018, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated cash flow statement for the period then ended and the selected explanatory notes. The Executive Board is responsible for the preparation and presentation of this (condensed) interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, Review of Interim Financial Information Performed by the Independent Auditor of the company. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information for the six-month period ended June 30, 2018 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, August 15, 2018

PricewaterhouseCoopers Accountants N.V.

Original has been signed by G.J. Heuvelink RA

Unaudited

Condensed Consolidated Interim Financial Statements First half year 2018	32

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
-	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆	Consequences of an actual or potential break-up of the European monetary union in whole or in part;
◆	Consequences of the anticipated exit of the United Kingdom from the European Union and potential consequences of other European Union countries leaving the European Union;
◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

◆

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

◆	Acts of God, acts of terrorism, acts of war and pandemics;
◆	Changes in the policies of central banks and/or governments;
◆

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

◆

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business or both;
◆

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

◆	Customer responsiveness to both new products and distribution channels;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

◆

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

◆

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

◆	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results

February 14, 2019	Results second half year 2018

August 15, 2019	Results first half year 2019

Aegon’s Results first half year 2018 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back almost 200 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.